Exhibit 23(a)

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3ASR) and related Prospectus of KeyCorp for the registration of debt securities, preferred stock, depositary shares, common shares, warrants, purchase contracts and units, as supplemented by the Prospectus Supplement for the issuance of Key’s Senior Medium-Term Notes Series Q, and Subordinated Medium-Term Notes, Series R, and to the incorporation by reference therein of our reports dated February 26, 2020, with respect to the consolidated financial statements of KeyCorp, and the effectiveness of internal control over financial reporting of KeyCorp, included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 9, 2020